EXHIBIT 2

IIJ Revises Full-Year Financial Targets for FY2010

TOKYO, June 1, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) today announced that it has revised its full FY2010 consolidated financial targets from the targets announced on May 14, 2010.

1. Revision for Consolidated Financial Targets for FY2010

[Full FY2010 (From April 1, 2010 to March 31, 2011)]

	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income Attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target (A)	71,000	4,300	3,700	2,600	12,836.72
New Target (B)	84,500	4,800	4,100	3,000	14,811.60
Change (B-A)	13,500	500	400	400
Change (%)	19.0	11.6	10.8	15.4
<Reference> Results for FY2007	68,006	3,412	2,859	2,234	11,030.38

2.  Reason for Revision

IIJ has announced today in the press release "IIJ to Acquire Subsidiary from AT&T Japan LLC to make it Wholly Owned Subsidiary," to acquire the shares of AT&T Japan's subsidiary on September 1, 2010 (planned).

As a result, IIJ's full FY2010 consolidated financial targets were revised accordingly to reflect the effect from this acquisition. First half FY2010 consolidated financial targets remain unchanged.

Target for full FY2010 cash dividend, announced on May 14, 2010, is unchanged. IIJ targets cash dividend of JPY2,500 per share of common stock.

(*) The above target for FY2010 consolidated financial results are based on information currently available at the time of announcement and the actual results may differ from the target due to various factors.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions provider. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          IIJ Finance Department
          Ms. Yuko Kazama
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/